SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

HYPERION SOLUTIONS CORPORATION
(Name of Subject Company)
HYPERION SOLUTIONS CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
44914M104
(CUSIP Number of Class of Securities)
Godfrey Sullivan
President and Chief Executive Officer
Hyperion Solutions Corporation
5450 Great America Parkway
Santa Clara, California 95054
(408) 744-9500
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:

Gregory C. Smith, Esq. Hina Ahmad, Esq. Skadden Arps Slate Meagher & Flom LLP 525 University Ave, Suite 1100 Palo Alto, CA 94301 (650) 470-4500	William M. Kelly, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

     This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) initially filed by Hyperion Solutions Corporation, a Delaware corporation (“Hyperion” or the “Company”), with the Securities and Exchange Commission on March 9, 2007, as amended, relating to the tender offer commenced by Oracle Corporation, a Delaware corporation (“Oracle”), through its wholly owned subsidiary, Hotrod Acquisition Corporation, a Delaware corporation (“Purchaser”), on March 9, 2007 to purchase all outstanding shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights (together, the “Shares”) of Hyperion at a purchase price of $52.00 per Share in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 9, 2007, as amended March 29, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, and any amendments or supplements thereto, collectively constitute the “Offer”). Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
     The information in the Schedule 14D-9 is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEM 8. ADDITIONAL INFORMATION
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:
     “The initial period of the Offer expired at 5:00 p.m., New York City time, on Friday, April 13, 2007. According to Citibank, N.A., the depositary for the Offer, as of 5:00 p.m., New York City time, on Friday, April 13, 2007, 55,440,647 Shares were tendered pursuant to the Offer and not withdrawn (including 5,535,400 Shares which were tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase), representing approximately 91.7% of all outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn.
     On April 13, 2007, Oracle announced the results of the Offer and commencement of a subsequent offering period for all remaining untendered Shares expiring at 5:00 p.m., New York City time, on Wednesday, April 18, 2007. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same purchase price to be paid pursuant to the Offer of $52.00 per Share in cash, without interest thereon, less any required withholding taxes. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase, except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn. A copy of Oracle’s press release announcing results of the offer and commencement of the subsequent offering period is attached hereto as Exhibit (a)(5)(vi) and is incorporated herein by reference.
     Pursuant to the Merger Agreement, each director of Hyperion, other than Mr. Maynard Webb and Ms. Terry Carlitz, submitted letters of resignation from the Board of Directors of Hyperion and each of its subsidiaries effective as of April 14, 2007. On April 14, 2007, the Board of Directors of Hyperion appointed Messrs. Lawrence I. Ellison, Jeffrey O. Henley, Charles E. Phillips, Jr., Daniel Cooperman, Eric R. Ball and Ms. Safra A. Catz as directors of Hyperion. Such individuals were designated for appointment as directors by Oracle pursuant to the Merger Agreement, and their appointment provides Oracle with majority representation on the Board of Directors of Hyperion.”
ITEM 9. EXHIBITS
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(vi)	Press Release issued by Oracle on April 13, 2007”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HYPERION SOLUTIONS CORPORATION
By:	/s/ Mark D. Cochran
Mark D. Cochran
Vice President, General Counsel and Corporate Secretary

Dated: April 16, 2007

EXHIBIT INDEX

(a)(5)(vi)	Press Release issued by Oracle on April 13, 2007